EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the nine month period ended September 30, 2012 and the audited financial statements for the year ended December 31, 2011 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated November 29, 2012 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.avino.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Property, located in the state of Durango, Mexico. The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange, Tier 2 status under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin & Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance and Outlook

Avino Property 80 Km North East of Durango, Mexico

During the quarter, the Company provided updates on several projects at its Avino property in the Durango state of Mexico.  Updates included milling reports documenting the processing of ET stockpiles for the quarter, development progress and sampling data from the San Gonzalo underground and assay results from surface drilling on the Avino Mine (ET zone).  Also this quarter, a new preliminary economic assessment on the tailings resource was published and joint venture agreement with Endeavour Silver Corp. covering Avino’s El Laberinto property was signed. Subsequent to the quarters end, Avino announced that it had switched from processing ET surface stockpiles to material from the San Gonzalo mine, following this announcement, the company disclosed production results from October when San Gonzalo material was milled full time.

2012 Third Quarter Highlights

Operations

During the quarter, Avino continued to process stock piled material from the main Avino mine (ET zone) left from our previous operation (circa 1990 – 2001) using the 250 tonne per day (“TPD”) circuit at Avino’s mill complex.  During the quarter the mill operated at an average rate of 220 TPD, 24 hours a day, 7 days a week.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Select monthly production figures for the third quarter are as follows:

	July	August	September	Total / Average*
Total mill feed - tonnes (dry)	6,052	6,528	7,435	20,015	(1)
Feed grade Silver - g/t	71.74	77.37	71.74	73.58*
Feed grade Gold - g/t	1.36	1.06	0.86	1.08*	(2)
Feed content Silver - kg.	434.19	505.10	533.38	1,472.7
Feed content Gold - g.	8,242	6,922	6,404	21,569
Bulk concentrate - tonnes (dry)	84.90	115.44	123.62	323.96
Bulk Concentrate grade Silver - g/t	2,991	3,015	2,983	2,997*
Bulk Concentrate grade Gold- g/t	49.47	33.79	30.85	36.82*
Recovery Silver - %	58.50%	68.90%	67.70%	65.40%*	(3)
Recovery Gold - %	51.00%	56.40%	58.50%	54.9%*	(3)
Mill availability - %	95.03%	97.03%	97.57%	96.5%*
Total silver ounces produced	8,164	11,189	11,671	31,024	(4)
Total gold ounces produced	135	125	121	381	(4)
Total Silver Equivalent oz's produced	14,914	17,439	17,721	50,074

(Silver equivalent calculated using a 50:1 ratio for silver to gold, Q3 figures have been rounded for clarity)

1.	Tonnes milled in September increased by 907 tonnes over August due to a finer crush to the ball mill. Average tonnes milled per day in September were 248 compared to 211 in August and 195 in July.

2.	Feed grade for gold decreased over the third quarter due to the varying consistency of the stockpile.

3.	Gold and Silver recoveries improved in August and September compared to the July results due to process changes in the mill.

4.	Silver production in August and September increased over July due to better recoveries and higher throughput, while the gold production decreased due to the lower feed grade.

Concentrate produced in September was shipped in the first week of October. The weight of this shipment totaled 148.33 wet metric tonnes.

The stockpiled material is located on the surface at various proximities to the milling complex.  The material was left after the mine closed in 2001 due to low metal’s prices and the closure of a key smelter.  The stockpiles were originally extracted during underground mining of the main Avino vein (ET Zone) and were never processed due to the economic conditions at the time.

Sampling of the remaining historic stockpiles is ongoing with the aim of providing additional mill feed to the plant. So far this program has been very successful with additional tonnage identified as potential mill feed at current metal prices.

Subsequent to the end of the quarter, on October 1st Avino began processing material from the San Gonzalo Mine at the rate of 220 TPD.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Production numbers for October compared with select results from the 2011 San Gonzalo bulk sample are presented below:

	2011 Bulk Sample Results	October 2012	% Variance
Total Mill Feed (dry tonnes)	10,519	6,647		(1)
Feed Grade Silver (g/t)	261	233	(10.6)	(2)
Feed Grade Gold (g/t)	1.00	0.93	(6.7)	(2)
Feed Content Silver (Kg)	2,746.75	1,548.75		(1)
Feed Content Gold (g)	9,350	6,201		(1)
Bulk Concentrate (dry tonnes)	232	180		(1)
Bulk Concentrate Grade Silver (Kg/t)	9.00	7.04	(21.8)	(3)
Bulk Concentrate Grade Gold (g/t)	24	25	4.2	(3)
Recovery Silver (%)	76	82	7.9	(4)
Recovery Gold (%)	59	72	22.0	(4)
Mill Availability (%)	N/A	97.2		(1)
Total Silver Produced (ozs)	67,117	40,673		(1)
Total Gold Produced (ozs)	177.5	144.3		(1)
Total Silver Equivalent Produced (ozs)	75,992	47,888		(1)

Silver equivalent calculated using a 50:1 ratio for silver to gold, October figures are rounded for clarity. October results have not been reconciled and have been calculated based on the daily tonnage and mine lab assays of the feed, tailings and concentrate whereas the bulk sample results have been reconciled to the trucked tonnage and 3rd party assays of the concentrate.

1.
No comparison has been made on feed and concentrate tonnage as the bulk sample program exceeded more than a one month period. Feed content of silver, gold and mill availability and silver equivalent ounces produced are also not comparable.

2.	Feed grades of silver and gold were lower in October than the bulk sample grades because of mine dilution of the development material being processed.
3.
Bulk concentrate grades of silver and gold were also lower than the bulk sample results due to the higher feed grade of lead and zinc.  Adjustments are being made in the plant to reduce the lead and zinc content in the concentrate.

4.	The silver and gold feed and concentrate grades were slightly lower than the results of the bulk sample but was balanced by higher silver and gold recoveries.

The San Gonzalo Mine is located on the Avino property approximately 2 km from the mill complex.  Exploration began at San Gonzalo in 2007.   Drilling and preliminary metallurgical test prompted Avino to begin underground development and configuration changes to the mill in 2008.  A historical NI 43-101 inferred resource calculation for San Gonzalo was completed by Orequest Consultants in 2009. The resource estimate was compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres). This is the most recent estimate completed on the vein, but there has been the subsequent development of a ramp, bulk sampling, some mining production, channel sampling, and additional delineation drilling along the vein. Together, these developments have effected a material change in the 2009 resource, making it no longer considered current.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The Company is working towards a Resource Estimate from an independent engineering firm for the San Gonzalo and ET veins.

In 2011, Avino completed at 10,000 tonne bulk sample program to confirm grades and recoveries (see news release dated July 11th, 2011).  Material for the bulk sample was extracted from level two of the mine. Feed grades for the bulk sample were 261 g/t silver, 0.9 g/t gold with recoveries of 76% and 59% respectively. Following the bulk sample, a production decision was made and underground development and mining continued.  Sufficient material to support an ongoing operation of 250 TPD was stock piled at the surface by the end of September 2012.  No formal feasibility study by an independent engineering firm has been done and the reader is cautioned that the projected production forecast may not be realized.

It is expected that both grades and recoveries will improve over the bulk sample results at lower levels of the mine as the vein extends below the oxidized zone near the surface.  Silver assay results from 2007 drilling around the fourth and fifth levels of the mine produced a number of core intercepts (down hole) greater than 1,000 g/t Ag, some reaching as high as 5,265 g/t Ag, over 0.65 m; independently verified metallurgical test work on the core from the deeper levels yielded recoveries of 89-90% for silver and 92-93% for gold.

Exploration and Development

San Gonzalo Mine

During the quarter, underground development of the San Gonzalo Mine continued.  Drifting along the vein on the third level was completed.  Assays from the channel samples along the vein were reported in our news release dated May 7th, 2012 apart for some additional lines from the North West drift towards the old mine workings which has been extended a further 45 metres. Sample lines L59P to L88P are spaced at approximate 1.5m intervals across the vein, assay results for the initial 25 metres are as follows:

Strike Length (m)	Vein Average Width (m)	Individual Sample Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Copper (%)
11.8	2.88		1.220	275.0	0.08	0.25	0.02
Including: Line 66		1.10	2.122	302.5	0.20	0.60	0.02
7.28	3.0		2.110	534.0	0.14	0.28	0.03
Including: Line 67		0.70	9.472	3869.6	0.76	0.30	0.04
Line 68		1.20	1.259	393.1	0.12	0.42	0.03
Line 68		0.30	1.409	542.5	0.16	0.50	0.03
Line 68		1.10	4.538	594.7	0.10	0.22	0.03
Line 69		0.40	1.926	888.2	0.22	0.69	0.05
5.99	2.03		1.450	253.0	0.10	0.21	0.02
Including: Line 70		0.65	3.063	398.9	0.06	0.15	0.03
Line 70		0.30	0.938	565.5	0.18	0.45	0.06
Line 71		0.60	2.084	320.5	0.12	0.13	0.04
Line 71		0.80	1.185	375.4	0.23	0.33	0.02
Line 71		0.75	0.926	100.5	0.34	0.10	0.02
Line 71		1.10	1.002	463.8	0.14	0.28	0.03
Line 73		0.70	2.004	454.9	0.08	0.18	0.04
Line 74		0.80	2.066	577.6	0.12	0.20	0.03
Line 75		0.60	5.997	777.4	0.09	0.45	0.02

Current work is aimed at the development of level 4 as well as providing access to level 5 and beyond. By early November, the decline from level 4 to level 5 has advanced 170 metres. A total of 200 metres remain until the level 5 elevation of 2,130 metres is reached.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The 4th level at 2,175 metres elevation connects with the bottom of the old San Gonzalo workings.  The level has intersected the bottom of the main shaft from the original mining which ceased with the revolution in the early 20th century.

Avino has been drifting (mining) along the San Gonzalo vein on the 4th level.  By early November, the crew had explored 150 m to the north west of the old shaft and 170 m to the South East.

The vein on level 4 North West of the old shaft has increased in width to 3 metres.  Avino will be able to use the “Cut & Fill” mining technique allowing the Company to develop mill feed faster and more cost effectively than “Shrinkage Stopping”.

The 4th level is the last level where old workings had removed some of the deposit.  The 5th level which is expected to be reached before year-end will be all new development.

Drifting along the San Gonzalo vein on level 4 South East is ongoing. Avino staff channel sampled the face after each round.  The samples were analyzed for silver, gold, copper, lead and zinc by fire assay and AA methods at the company’s own lab at the mine, providing a quick estimate of vein width, and grade.  Channel samples are then taken from the back and sent for assay by Inspectorate Labs for public release in compliance with NI 43-101. The lengths sampled to date are as follows:

North West of Cross Cut (old shaft)
Length along Vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
38.78	1.65	387	1.60	610	5,790	9,270
55.61	2.15	654	2.40	890	13,580	24,610
Includes:
10.18	2.22	1,380	3.24	1,180	9,420	21,120
Includes sample 166893 on sample line L64 – the highest grade Avino has sampled in 6 years at SG
	0.40	14,768	14.57	12,300	39,100	39,000
6.27	1.90	243	1.80	510	3,490	6,830
10.54	1.47	45	0.23	180	2,280	5,160

South East of Cross Cut (Old Shaft)
Length along Vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
39.33	1.79	429	1.98	630	4,950	8,980

Many of the samples taken produced silver assays results greater than 1,000 g/t confirming earlier drill results which indicated the deposit is significantly higher grade at depth, than at level 2 where the 10,000 tonne bulk sample test was drawn from in 2010.  For a comprehensive list of sample assays on level 4 please visit Avino’s website.

Total stockpile tonnage from San Gonzalo by early November was 22,688 tonnes and consists of development and mineralized material from levels 2, 3 and 4 and the draw down from stope 3-200.

Avino Mine (ET Zone)

In February 2012, Avino’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET Zone”.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Since that time, Avino has committed to laying the groundwork to accommodate production from the ET zone.  During the quarter, procurement of key process equipment needed to separate the two circuits in the mill building continued.  Avino received the environmental permit to allow the Company to restart underground operations and run the 1,000tpd circuit in the mill. Permitting for the new tailings dam is also underway. With the increase in power demand that is expected upon re-opening the mine, as well as operating 1,000 tpd mill circuit, Avino has held discussions with CFE and is studying alternative solutions.

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. During the quarter, construction of a water treatment plant was completed and water testing commenced with the goal of increasing the pH to meet agricultural standards.  Once the water is treated it will be pumped to the El Caricol dam on the property and used for milling as well as for irrigation of local farms.

A review of the underground workings by mine personnel above the water level is also taking place to identify potential mining areas for mill feed; this represents part of the exploration program aimed at reopening the ET (Avino) mine.

Shortly after the new agreement was signed, the Company embarked on an exploration program on the ET Zone to further define remaining resources. The 2012 drill program on the main Avino vein is intended to form the basis for a current mineral resource estimate below the 12th level of the mine.

Results from the 2012 drill program are as follows:

Hole #	Bearing	Dip	Down Hole Intersection (from – to)	Length (m)	Silver (g/t)	Gold (g/t)	Copper %
ET-12-01	332	62	246.30 – 275.10	28.80	142	0.352	0.481
	Including:		254.40 – 275.10	20.70	175	0.360	0.577
ET-12-02	335	53	304.80 – 335.60	30.80	76	0.290	1.000
ET-12-03	336	59	325.25 – 349.90	24.65	100	0.400	0.670
	Including:		349.65 – 349.90	0.25	1,035	0.180	1.030
ET-12-04	336	-63	314.40 – 358.30	43.90	77	0.330	0.880
			314.40 – 327.70	13.35	81	0.390	0.580
			327.70 – 334.50	6.75	28	0.310	0.720
	Including:		334.50 – 358.30	23.80	77	0.330	1.120
ET-12-05	336	-62	345.10 – 356.90	11.80	104	0.970	0.630
			345.10 – 345.80	0.70	1,183	39.590	2.440
ET-12-06	336	-70	380.60 – 388.60	8.05	258	0.110	1.140
ET-12-07	336	64	305.40 – 324.70	19.30	39	0.060	0.462
ET-12-08	336	72	329.80 – 343.80	14.35	24	0.050	0.436
			343.80 – 365.15	21.35	17	0.050	0.612
ET-12-09	336	72	339.55 – 387.40	47.85	19	0.030	0.441

Tailings Resource

The tailings include both oxide and sulphide tailings, with each requiring separate treatment methods.  The tailings were created during Avino’s previous 27 year operating run when recoveries were relatively poor.  Since the closure of the mine in 2001, advances in heap leach technology could potentially enable Avino to unlock the gold and silver that had previously been un-recoverable.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

In March 2012, Avino announced the results from an updated Preliminary Economic Assessment (PEA) examining Tailings Retreatment Process Options for the Avino mine oxide tailings.  The PEA was completed by Tetra Tech Wardrop ("Tetra Tech"). The first version of the report filed on SEDAR was not accepted by the British Columbia Securities Commission and was subsequently withdrawn.  The report was then updated and re-filed at the end of July 2012. The economic results are preliminary in nature because they include inferred mineral resources that are considered too geologically speculative to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and therefore there is no certainty that the preliminary economic results will be realized.

The mineral resource was estimated for the oxide tailings generated from prior historical mining operations, using ordinary kriging (OK) interpolation and uncapped grades.  The assay values for this estimate are based on 28 drill holes, which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver.  The oxide tailings are estimated to contain a 2.34 Mt inferred mineral resource at a grade of 91.3 g/t silver and 0.54 g/t gold, with a 50 g/t silver cut-off.  The entire resource is classified as an inferred mineral resource, based on the historical nature of the drilling (prior to the institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements).  Verification samples collected by Tetra Tech confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirmed that the Mine’s lab assays are not materially different from those of external labs.  It is Tetra Tech’s opinion that the oxide tailings sampling data are considered sufficient to support the purpose of the Technical Report and a current inferred mineral resource.

Preliminary Economic Assessment

Mineral Processing, Metallurgical Testing and Recovery Methods

Tetra Tech investigated gravity separation, flotation, cyanide leach, carbon-in-pulp and heap leach processing options.  Using the recoveries and process conditions resulting from these tests, the capital costs to construct a processing plant using selected process options were developed while the operating costs associated with each option were determined and a financial model compiled.  A heap leach operation indicated the best financial alternative.

Mining Methods

The oxide tailings mineral resource will be mined through surface methods and without blasting.  Initially, the oxide tailings will be processed without having to move the sulphide tailings which cover a portion of the oxide tailings.  Approximately 0.5 Mt of oxide tailings will be sent annually to the heap leach pad.

Tonnages, grades and Metal Production

The life-of-project average tonnages, grades and metal production are indicated in the table below:

Description	Value

Total Tonnes to Mill (‘000)	2,340
Annual Tonnes to Mill (‘000)	500
Mine Life (Years)	5
Average Grades

Gold (g/t)	0.54
Silver (g/t)	91.30
Total Production

Gold (‘000 oz)	31
Silver (‘000 oz)	4,814
Average Annual Production

Gold (‘000 oz)	6.58
Silver (‘000 oz)	1,028.55

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Environmental

Environmental settings, permits and authorizations required for the operation of the project will include:

•	An operating permit
•	An application for surface tenures
•	A waste water discharge registration
•	A hazardous waste generator’s registration

Capital Cost (CAPEX)

The capital cost estimate (CAPEX) for the Project has been developed based on the treatment of 1,370 t/d or 500,000 t/a of oxide tailings.  A total cost of US$29.1 million, including contingency was estimated as the CAPEX for the Project:

Item/Description	Cost (US$)
Direct Costs
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632

Indirect Costs
Engineering, Procurement, Construction Management, Quality Assurance and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total CAPEX	29,138,596

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Operating Costs (OPEX)

The annual operating cost estimate (OPEX) for the  process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at a processing rate of 1.370 t/d.  The following table summarizes the operating cost for the mine including all labor, processing costs and general and administrative costs:

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Manpower
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.28
Subtotal	49	860,472	1.72

Process Supplies
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.90
Power Supply	-	479,947	0.96
Subtotal	-	5,512,368	11.02
Total Process OPEX	49	6,372,840	12.74

G&A Costs
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A OPEX	11	752,656	1.51
Total OPEX	60	7,125,496	14.25

Economic Analysis

A preliminary economic assessment should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time.  The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Furthermore, there is no certainty that the preliminary economic assessment will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Tetra Tech prepared an economic evaluation of the Project, based on a pre-tax financial model.

The Energy Metal Consensus Forecast (EMCF) as published by Consensus Economics (effective date April 24, 2012) was used to determine the metal prices for the base case:

	Base Case	Spot Prices Case
Gold Value (USS)	$1,256.00	$1,622.20
Silver Value (US$)	$20.38	$28.36
IRR	54.4%	92%
Payback period	1.6 years	1.1
NPV (US$’000) 8% discount rate	$38,647	$74,186

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

A summary of the overall pre-tax financial results are presented in the following table:

Description	Base Case	Spot Prices Case
Gold Price (US$/oz)	1,256.00	1,622.20
Silver Price (US$/oz)	20.38	28.36
Total Payable Metal Value (US$'000)	131,459	179,116
Refining (US$'000)	4,817	4,817
Total NIV (US$'000)	126,642	174,299
Transportation, Insurance (US$'000)	190	261
At-mine Revenue (US$'000)	126,452	174,038
Royalties (US$'000)	0	0
Operating Costs (US$'000)	38,192	38,192
Operating Cash Flow (US$'000)	88,260	135,845
Capital Expenditure, Including Reclamation and Salvage (US$'000)	28,990	28,990
Net Cash Flow (US$'000)	59,270	106,856
Discounted Cash Flow NPV (US$'000) at 0.00%	59,270	106,856
Discounted Cash Flow NPV (US$'000) at 5.00%	45,345	84,842
Discounted Cash Flow NPV (US$'000) at 8.00%	38,647	74,186
Discounted Cash Flow NPV (US$'000) at 10.00%	34,736	67,940
Payback (years)	1.6	1.1
IRR (%)	54	92

Recommendations

The Technical Report contains the following recommendations for further work:

Resource Estimate(s)

•
In order to improve confidence in the inferred mineral resource of the oxide tailings and evaluate the overlying sulphide tailings, a sonic drill program of 90 holes with 50 m x 50 m drill collar spacing totaling 1,800 m is recommended.

•	Resource estimates for the ET Zone of the Avino vein, the San Gonzalo vein and tailings should be completed for mine planning purposes.

•	The drill hole database should be consolidated and mining depletions updated before the estimation is performed.

Process

•
Take sufficient amounts of samples from both oxide and sulphide tailings to obtain representative samples for assay and metallurgical test work to confirm the grade of the deposit and the recovery of silver and gold from the heap leach process.

•
Use the metallurgical results from the metallurgical test work program to confirm/define the duration of leaching on the pad, the reagent consumption values and the silver and gold precipitation efficiencies.

•
Use the metallurgical results from the metallurgical test work program to prepare an economic analysis for the retreatment of the oxide tailings dam material, the sulphide tailings dam material, and for the treatment of both oxide and sulphide tailings material.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Environmental

•
A detailed trade-off study should be undertaken to characterize current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the Project.

Laberinto Property Option Agreement

On July 30, Avino announced that it had entered into an option and joint venture agreement with Endeavour Silver Corp. (“Endeavour”), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto Property (the “Property”), Durango State, Mexico, consisting of approximately 91.7 hectares.  In order to exercise the option, Endeavour must pay up to US $200,000 in annual installments over 4 years to Avino in option payments, and incur up to US$3 million in exploration work on the Property over the next 4 years.

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties.  If any party’s participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.

The El Laberinto property is situated 60 kilometres NE of Durango, Mexico and 25 kilometres west of Avino’s main mine. It occurs in the Sierra La Silla (hills) which form part of a large volcanic caldera which also contains Avino’s main holdings. The Sierra La Silla area contains many silver, gold, lead, zinc and copper veins similar to those at Avino which are also situated in the lower volcanic Andesite sequence.

El Laberinto is a small property today and is a remnant of a much larger land package in the area once controlled by Avino.

During 1995 Avino mapped the La Silla area and sampled the principal veins.  Avino had assembled the land package in the district in search of another Avino main vein. (Report August 1995)

Avino drove an adit on the Veta Grande (“Big Vein”) in late 1995.  Values of silver and gold were sub economic.  The adit was stopped at approximately 300 metres length before it reached the main shoot described in the 1995 report.  Three holes were drilled below the adit, assays are unavailable.

Avino does not consider that the Big Vein has been adequately explored to date.  Although the adit showed low values, it did not reach the principal shoot and was likely too high on the vein structure.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Outlook

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings, Avino provides its shareholders an opportunity to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and is excited about the opportunity to build the Company into a significant producer of precious and base metals. The Company holds itself accountable and maintains a high standard in corporate citizenship. Avino maintains strong relationships with the surrounding communities by continuing to provide long-term economic and social benefits.

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino property back into operation as quickly as possible. The Company completed a 10,000 tonne bulk sample in April 2011, and is confident about the prospect of bringing the San Gonzalo Zone into production. Avino is also undertaking a significant drill program to increase resources at San Gonzalo and explore new targets in other areas of the property.

Management remains focused on the following key objectives:

1.	Have an independent consultant amend all reports to be NI-43-101 compliant
2.	Increase production output from the San Gonzalo Mine
3.	Continue developing the San Gonzalo resource
4.	Execute plans for reopening the original Avino Mine and processing the tailings resource
5.	Expanding mineral resources, and
6.	Identify and explore new targets on Avino’s large property.

Results of Operations

Summary of Quarterly Results

	2012	2012	2012	2011	2011	2011	2011	2010
Period ended	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4

Loss for the period	$(829,315)	$(395,556)	$(211,967)	$(651,720)	$(1,555,067)	$(362,957)	$(1,975,799)	$(53,399)
Loss per Share	(0.03)	(0.01)	(0.01)	(0.03)	(0.06)	(0.01)	(0.07)	(0.00)
Total Assets	$25,674,380	25,825,567	26,055,529	26,136,355	25,823,810	26,225,357	26,554,565	26,578,517

Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments. In Q3 and Q1 of 2011, the Company granted 830,000 and 1,110,000 stock options respectively, representing two of the largest tranches granted in the last 8 quarters, resulting in significant fluctuations in the loss for the period.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Three months ended September 30, 2012 compared with the three months ended September 30, 2011.

	2012	2011
Operating and Administrative Expenses
Depreciation	$215	$55,160	(1)
General exploration	6,350	6,105
Investor relations	28,998	75,407	(2)
Management fees	37,500	38,640
Office and miscellaneous	128,135	95,727	(3)
Professional fees	27,110	32,702
Regulatory and compliance fees	17,365	88,486	(4)
Salaries and benefits	37,116	35,139
Share-based payments	2,110	918,280	(5)
Travel and promotion	11,205	37,157	(6)
	296,104	1,382,803

Loss before other items	(296,104)	(1,382,803)

Other Income (expense)
Interest income	10,012	56,279	(7)
Other revenue	2,721	-
Mineral property option revenue	19,460	-
Unrealized loss on investments in related companies	1,033	(195,809)	(8)
Foreign exchange gain (loss)	(566,437)	(32,734)	(9)

NET LOSS FOR THE PERIOD	(829,315)	(1,555,067)	(10)

Loss per Share - Basic and Diluted	$(0.03)	$(0.06)

1.
Depreciation expense was $215 for quarter ended September 30, 2012 compared to $55,160 for the comparable quarter, a decrease of $54,945. The decrease is the result of a fiscal 2011 proposed audit adjustment which reclassified depreciation to mineral properties exploration costs. The proposed reclassification is consistent with Company’s accounting policy for property, plant and equipment.

2.
Investor relations expenses were $28,998 compared to $75,407 in the comparable quarter, a decrease of $46,409. In the comparable quarter the Company initiated a number of investor relation programs that management did not require in the current quarter.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

3.
Office and miscellaneous expenses were $128,135 for the three months ended September 30, 2012 compared to $95,727 for the quarter ended September 30, 2011, an increase of $32,408. The increase relates to higher office costs and rent at the Company’s head office and an increase in administration activities at the Company’s Mexican subsidiaries as the Company continues to move forward to production.

4.
Regulatory and compliance fees were $17,365 during the quarter ended September 30, 2012 compared to $88,486 in the comparable quarter. The decrease of $71,121 is a result of a one time listing fee paid to NYSE MKT in the comparable quarter.

5.
Share-based payments for the quarter ended September 30, 2012 were $2,110 compared to $918,280 for the quarter ended September 30, 2011, a decrease of $916,170. During the period ended September 30, 2011, the Company issued 830,000 options with a fair value of $918,280, compared to nil options issued with a vested fair value of $2,110 for the comparable period. The share-based payments recorded in the current quarter were granted in previous periods but vested during the current quarter.

6.
Travel and promotion for the three months ended September 30, 2012 was $11,205 compared to $37,157, a decrease of $25,952. During the current quarter the Company’s management attended fewer trade shows compared with three months ended September 30, 2011.

7.
Interest income was $10,012 for the three months ended September 30, 2011 compared to $56,279 in the comparative quarter, a decrease of $46,267. The Company has been drawing down its cash balances to fund expansion and development at its operations in Mexico. As a result of lower average cash balances, the Company has earned less interest.

8.
Unrealized gain on investments in related companies was $1,033 for the three months ended September 30, 2012 compared to a loss of $195,809 in the comparative quarter, an increase of $196,842. The increase in gain reflects the increase in market values of the investments in common shares of related companies.

9.
During the quarter the Company recorded an unrealized foreign exchange loss of $566,437 compared a loss of $32,734 in the comparable quarter. The loss is primarily the effect of the strengthening peso Mexico peso during the three months ended September 30, 2012.

10.
As a result of the foregoing, net loss for the quarter ended September 30, 2012 was $829,315, a decrease of $725,752 compared to the quarter ended September 30, 2011. The decrease in loss had decreased the loss per share from $0.06 to $0.03.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Nine months ended September 30, 2012 compared with the nine months ended September 30, 2011.

	2012	2011
Operating and Administrative Expenses
Depreciation	$644	$139,449	(1)
General exploration	24,315	15,599
Investor relations	181,487	224,234
Management fees	112,500	259,140	(2)
Office and miscellaneous	289,181	200,516	(3)
Professional fees	64,125	56,699
Regulatory and compliance fees	61,743	110,398	(4)
Salaries and benefits	155,415	104,867	(5)
Share-based payments	18,407	2,480,478	(6)
Travel and promotion	132,777	88,552	(7)
	1,040,594	3,679,932

Loss before other items	(1,040,594)	(3,679,932)

Other Income (expense)
Interest income	33,545	148,510	(8)
Other revenue	7,032	-
Mineral property option revenue	54,317	-	(9)
Unrealized loss on investments in related companies	(102,149)	(233,175)	(10)
Foreign exchange gain (loss)	(388,989)	(129,227)
NET LOSS FOR THE PERIOD	(1,436,838)	(3,893,824)	(11)

Loss per Share - Basic and Diluted	$(0.05)	$(0.15)

1.
Depreciation expense was $644 for period ended September 30, 2012 compared to $139,449 for the comparable period, a decrease of $138,805. The decrease is the result of a fiscal 2011 proposed audit adjustment which reclassified depreciation to mineral properties exploration costs. The proposed reclassification is consistent with Company’s accounting policy for property, plant and equipment.

2.
Management fees for the quarter period ended September 30, 2012 were $112,500, a decrease of $146,640 from the comparable quarter. Management fees were higher in first quarter of 2011 due to a one time bonus of $150,000 paid to the CEO. There have been no bonuses paid 2012.

3.
Office and miscellaneous expenses were $289,181 for the nine months ended September 30, 2012 compared to $200,516 for the nine months ended September 30, 2011, an increase of $88,665. The increase relates to higher office costs and rent at the Company’s head office and an increase in administration activities at the Company’s Mexican subsidiaries.

4.
Regulatory and compliance fees were $61,743 during the period ended September 30, 2012 compared to $110,398 in the comparable period. The decrease of $48,655 is a result of a one time listing fee paid to NYSE MKT in the previous year.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

5.
Salaries and benefits for the period ended September 30, 2012 were $155,415, an increase of $50,548 compared to the period ended September 30, 2011. The Company has continued to build its professional team to meet the growth and expansion at the Company’s operations in Mexico. There have also been increases in the costs of salaries and benefits paid to current employees.

6.
Share-based payments for the period ended September 30, 2012 were $18,407 compared to $2,480,478 for the period ended September 30, 2011, a decrease of $2,462,071. During the period ended September 30, 2011, the Company issued 1,840,000 options with a fair value of $2,480,478, compared to 30,000 options issued with a vested fair value of $4,751 for the comparable period. The Company also recorded $13,656 in the first nine months of 2012 relating to options that were granted in previous periods but vested during the current period.

7.
Travel and promotion for the period ended September 30, 2012 was $132,777 compared to $88,552, an increase of $44,225. During the current period the Company’s management attended several more trade shows compared with the period ended September 30, 2011.

8.
Interest income was $33,545 for the period ended September 30, 2011 compared to $148,510 in the comparative quarter, a decrease of $114,965. The Company has been drawing down its cash balances to fund expansion and development at its operations in Mexico. As a result of lower average cash balances, the Company has earned less interest.

9.
In February 2012, the Company optioned the Eagle Property to Avaron Mining Corp. The terms of the agreement provided Avino with an initial cash payment of $25,000 plus the issuance of 150,000 common shares of Avaron with a value of $15,000. The Company recorded a reduction in the carrying value of the Eagle Property of $5,143 with the difference of $34,857 recorded as mineral property option revenue. There was no option revenue in the comparable period.

On July 30, 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour"), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto Property ("the Property"), Durango State, Mexico, consisting of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay up to US$200,000 in annual installments over 4 years to Avino in option payments, and incur up to US$3 million in exploration work on the Property over the next 4 years. At the time the option agreement was signed, the Company received a payment of US$20,000.

10.
Unrealized loss on investments in related companies for period ended September 30, 2012 was $102,149 a decrease of $131,026 from the comparable period. The decrease in loss is due to an increase in market values of the investments in common shares of related companies.

11.
As a result of the foregoing, net loss for the period ended September 30, 2012 was $1,436,838, a decrease of $2,456,986 compared to the period ended September 30, 2011. The decrease in net loss resulted in decrease in loss per share from $0.15 for the quarter ended September 30, 2011 to $0.05 for the comparable period.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Liquidity and Capital Resources

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of  amounts shown for its mineral property interest and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Period Ended	September 30, 2012	December 31, 2011
Cash and cash equivalents	$3,187,435	$5,282,464
Working Capital	2,616,261	5,723,398
Deficit	29,631,979	28,319,741

The Company’s working capital has decreased since the year ended December 31, 2011 as the Company continues to incur expenditures on exploration and acquires equipment for expansion and development.

Cash Flow

	September 30, 2012	September 30, 2011

Cash used in operating activities	$(365,977)	$(1,494,757)
Cash provided by financing activities	59,610	581,760
Cash used in investing activities	(1,973,334)	(1,838,762)
Decrease in cash and cash equivalents	(2,279,701)	(2,751,759)
Effect of exchange rate changes on cash and cash equivalents	184,672	(240,061)
Cash balance, beginning of the period	5,282,464	9,051,848
Cash balance, end of the period	$3,187,435	$6,060,028

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Operating Activities:

Cash used in operating activities for the period ended September 30, 2012 was $365,977 compared to $1,494,760 for the period ended September 30, 2011.  The increase in cash provided by operating activities is primarily due to the receipt of cash from concentrate sales receivable at December 31, 2011.

Financing Activities:

Cash provided by financing activities was $59,610 compared to $581,760 in the comparable period, a decrease of $522,150. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options. During the period ended September 30, 2011, employees, consultants, and directors exercised more stock options compared to the quarter ended September 30, 2012. Also during the period the Company acquired mining equipment under a finance lease arrangement. Finance lease payments during the period were $9,690.

Investing Activities:

Cash used in investing activities for period ended September 30, 2012 was $1,973,334 compared to $1,838,762 for the period ended September 30, 2011. Cash used in investing activities during the period ended September 30, 2012 includes cash expenditures of $1,570,094 and $403,240 on the exploration of mineral properties and the acquisition of equipment respectively. The Company continues to expand its operation in Mexico and started processing high grade feed from its San Gonzalo Mine. Details of additions to mineral properties and equipment are summarized in notes 8 and 9 respectively to the condensed consolidated interim financial statements for the nine months ended September 30, 2012.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended September 30, 2012 and 2011 are as follows:

	September 30, 2012	September 30, 2011
Salaries and benefits	$182,111	$253,160
Share-based payments	-	2,036,700
	$182,111	$2,289,860

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”); the transactions with Oniva during the period are summarized below:

	September 30, 2012	September 30, 2011
Salaries and benefits	$128,197	$104,711
Office and administrative expenses	199,040	178,735
	$327,237	$283,446

The amounts due to related parties consist of $189,148 (December 31, 2011 - $179,338) due to Oniva; $23,290 (December 31, 2011 - $19,625) due to Directors for Directors fees, $2,414 (December 31, 2011 - 4,800) due to a Consultant for geological service, and $14,400 (2011 – Nil) to the CEO for management fees.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Financial Instruments and Risks

Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	September 30, 2012		December 31, 2011
	MXN	USD	MXN	USD
Cash and cash equivalents	$1,580,289	$173,776	$935,096	$196,186
Sales taxes recoverable	7,185,640	-	2,789,015	-
Amounts receivable	86,286	-	-	862,287
Accounts payable and accrued liabilities	(6,612,575)	(131,241)	(6,214,511)	-
Net exposure	$2,239,640	$42,535	(2,490,400)	1,358,473
Canadian dollar equivalent	$171,202	$41,825	$(183,877)	$1,381,567

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2012, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $57,546 (2011 -$119,769).

The Company has not entered into any foreign currency contracts to mitigate this risk.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at September 30, 2012 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments in respect of these lease agreements as follows:

	September 30, 2012	December 31, 2011
Not later than one year	$60,971	$243,301
Later than one year and no later than five years	746,564	824,910
Later than 5 years	86,991	84,046
	$894,525	$1,152,257

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 27,121,416 were outstanding as at September 30, 2012 and 27,122,416 as at November 29, 2012.

The following are details of outstanding share options as at September 30, 2012 and November 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Sept 30/12)	Number of Shares Remaining Subject to Options (Nov 29/12)
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	295,000
September 22, 2014	$0.75	25,000	25,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	296,000	295,000
December 9, 2013	$2.00	20,000	20,000
January 18, 2016	$2.30	960,000	960,000
September 30, 2016	$2.00	790,000	790,000
January 16, 2013	$2.00	30,000	30,000
Total:		2,486,000	2,485,000

The following are details of outstanding warrants as at September 30, 2012 and November 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/12)	Number of Underlying Shares (Nov 29/12)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The following are details of outstanding compensation warrants as at September 30, 2012 and November 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/12)	Number of Underlying Shares (Nov 29/12)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at September 30, 2012 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.  The Company assessed the design of the internal controls over financial reporting as at September 30, 2012 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

There have been no changes in the Company’s internal controls over financial reporting that occurred during the nine months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent Events

•	Subsequent to September 30, 2012, 1,000 options were exercised for gross proceeds of $1,050.

•	Subsequent to September 30, 2012, the Company approximately 325 dry metric tonnes of bulk concentrate.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 29, 2012. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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